Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: April 8, 2022

On April 4, 2022, Jon Sabes, the Chief Executive Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, spoke at Lytham Partners Spring 2022 Investor Conference.

The following is an approximate transcript of a webcast first made available on April 4, 2022.

<<Joe Diaz, Analyst, Lytham Partners>>

Hello everyone and thank you for participating in the Lytham Partners Spring 2022 Investor Conference. My name is Joe Diaz. I'm a managing partner at Lytham Partners. For this presentation we welcome FOXO Technologies, which is entered into definitive merger agreement with special purpose acquisition company Delwinds Insurance Acquisition Corporation, which trades on the New York Stock Exchange under the ticker DWIN. As a result of this transaction, FOXO is expected to become publicly listed and plans to trade on the New York Stock Exchange under ticker symbol FOXO. Representing FOXO Technologies today is Mr. Jon Sabes, President and Chief Executive Officer. Jon will run through a slide presentation and we will engage in a brief fireside Q&A session afterwards.

Before we begin, for those not familiar, Lytham Partners is one of the country's leading investor relations firm. With more than two decades of corporate access experience, we have built one of the industries most diverse and effective platform for connecting small cap companies with high quality and focused institutional investors. One final item, before we begin, I want to remind everyone that Mr. Sabes will be available for one-on-one meetings later this week. If you have not already signed up, please do at the Lytham Partners' website at lythampartners.com/virtual and click the one-on-one meeting request button.

With that said, let me turn the proceedings over to Jon Sabes, President and CEO of FOXO Technologies. Jon, the floor is yours.

<<Jon Sabes, President and Chief Executive Officer>>

Thanks, Joe, and thanks everyone for tuning in today and hope to see you on the one-on-one. So without further ado, I'll share my screen. We'll turn some slides and then do a little Q&A, so great to be here today. Let me see if I can do this effectively. Okay. So as Joe said, I'm CEO, Founder and President of FOXO Technologies, Inc. FOXO, as Joe mentioned, has entered into an acquisition agreement with Delwinds. Delwinds is a, what we call an insured tech focused special acquisition corp. They're made up of – the sponsors made up of a number of insurance industry veterans. They were looking for the most compelling opportunity in insurance technology today and they found it and that's FOXO Technologies and we're super excited to do this transaction with them.

This transaction is signed. We are looking to file our S-4 with the SEC very shortly. And we raise $22.5 million as part of our announcement. We have capital committed behind the transaction itself. And this transaction is going to close. So we have no capital contingencies that are going to prevent us from closing. Also with respect to this transaction, management has over one third of the consideration is contingent and subject to forfeiture unless we hit our strategic milestones. So I think everyone is well aligned in this transaction to make sure the business that we are commercializing happens. And so, again, without further ado, I'll tell you a little bit more about what the plans are. Fundamentally, FOXO is dedicated and committed to making longevity science fundamental to the life insurance industry and that's a really exciting thing to talk about.

Longevity science most particular life insurance, not so interesting, but when you put the two together, it's really an exciting opportunity. And so again, this transaction is going to make a longevity science fundamental to the life insurance industry, and that's a big deal. And you can think about the investment thesis here really is around longevity science being molecular biotechnology and FOXO is integrating that into the life insurance industry. So it's a proposition that well molecular biotechnology that's improving longevity/health and wellness of individuals will that improve the life insurance industry? And if so then you want to invest in FOXO because we're the folks doing it. One of the things that you're going to hear about today is our efforts to commercialize proprietary technology in the longevity science field and this is around the science of epigenetics.

You're going to learn what epigenetics is today. That's distinguished from genetics where we're commercializing epigenetics science, saliva-based epigenetic science to replace the invasive and time consuming underwriting requirements that the industry imposes on agents and consumers with blood and urine and specimen requirements and medical records and this is a really big issue. In fact, the industry LIMRA, the industry's marketing and research organization calls it the single largest pain point of the industry. And so, we at FOXO are commercializing a specific area of science and technology around and that is in the brand of longevity science, again, epigenetics, but we're doing a lot more than that. And so, you can think of us as with multiple ways in which to create value and succeed in introducing this science and technology into the life insurance.

We're building everything that we are working on, on scalable infrastructure that is highly adaptable to how the industry wants to work with us. As I mentioned, we have proprietary science and technology and the management team that I have the good fortune of working with is just incredible. And so, I'll just mention them real briefly. They're not on the call today and happy to bring them on one on ones if so be it. But these are really tremendous professionals that are executing at some of the highest levels I've ever experienced working with. And they're building a technology company that is effectively making a very highly complex business readily accessible and attainable to consumers and insurance companies alike. And so, it's a really an incredible team and it's multidisciplinary. We've got folks that are building insurance technology infrastructure, our software infrastructure.

We have leading scientist in longevity science, Dr. Brian Chen and our Chief Product Officer has come from the health and wellness testing industry. She's worked on Wall Street with Bridgewater, and she just finished her master's in biology at Harvard with her thesis in epigenetics. So a multi – a really diverse team that is commercializing this company. When we think of this opportunity you can – and you'll see other opportunities I'm sure around this idea that we've seen – we're living in a biological century. And this biological century is being driven by the maturation of DNA sequencing technology, right. So the decreasing cost being able to access trose of information at that molecular level. And this is the key part, it's the and the machine learning tools that are now available to companies like FOXO to make sense and understand this information and make use of it.

So, this is going on. And this biological century is going to lead to all sorts of precision diagnostics and therapeutics. I'm sure there is many companies that you'll be hearing from over the course of the Lytham Conference on this. But what's really about FOXO is we're getting the benefit of all of that work, plus some specific work we are doing, and we're applying it broadly to this life insurance industry. And that's a really unique use case. And it differs from probably everything that you're going to look at out there in the investment world.

And you don't need to take my word for it. There's plenty of evidence of this Altos Labs if you haven't heard of them, you will. It's the Bezos funded longevity science. Again, these folks are trying to reverse aging or at least slow it down. I think all of us are in favor of that notion. But it also goes to folks like Flagship Pioneering, Moderna, vaccines, the mRNA, all of this is in the sphere, if you will, of longevity science.

And so, our goal is to make longevity science more accessible. And we think the right place to who do this is in the life insurance vertical. The life insurance company has a financial interest in their customers living longer. And we think that providing that opportunity or delivering that opportunity to consumers really reinvents an industry. And so, this is life insurance designed to keep you alive.

We think, I think this picture kind of captures the essence of FOXO. And this is what we're doing, we're building this right now. Whereby again, this saliva based underwriting protocol using epigenetic biomarkers to alleviate the pain point of medical underwriting and providing customers with a longevity report to engage with them on their own health and wellness to help make them make better choices, to extend their longevity and most purchasers of life insurance, right, are at a place of in their life where the thing that they care about most is living longer to enjoy that family, to enjoy this wonderful life that we all have the privilege of experiencing. So, if life insurance can do more of that, we think that's a big thing and a big opportunity in the marketplace. And of course, the life insurance industry is a big business. And frankly, it's right for disruption and FOXO is the folks behind it.

This is a great slide. I love this slide. Carriers they're old, large and slow. And so, we really think we've got a tremendous opportunity here because of how big and small, and frankly, they just can't deal with the fast-moving technology that we believe has such a positive impact for their business.

But agents, I don’t like to say FOXO’s products and services really aim to serve these pain points that are felt most by the life insurance agents who sell the majority of life insurance. And in particular independent agents.

Again, my experience professionally has been building financial product distributions I've built and worked with thousands and thousands of agents, I've been in front of them, I've presented in front of them. And I know this pain point is real. Agents, independent agents sold 49% of all the life insurance premiums in the United States of America. And an independent agent can sell whatever product he or she wants to. These agents with medical underwriting experience sales breakage rates of 30% or more, meaning they lose a third of their sales in the six- to eight-week underwriting period that their customers that they're trying to close a sale. This is an incredible pain point. And this pain point is felt on that agent, the agent loses their income, they spent more time on this lost sale. And so, solving for this, I knew the big opportunity was if we could solve this pain point for agents, we would change an industry. And that's really where FOXO is focused.

And at the same time consumers, consumers have lost the relevancy of life insurance with most consumers has gone away. If you look at the historical household ownership of life insurance, it has dropped from the 80%, 80% of household used to own life insurance down to 50%. And that's just because people don't die from the things they used to.

Now here, again, as longevity science comes along, and we think that that is the, again, a reapplication to make life insurance relevant to a modern consumer and leave it to a 100-year pandemic to suddenly make life insurance, a growth industry. Life insurance sales are up huge over the last year, up 21% in Q2 2020 from a year prior. And that's all due to COVID. And COVID is all about mortality, and health and wellness.

And so, there can't be a better time than right now to introduce what we think is NextGen life insurance. Life insurance is designed to keep you alive, life insurance that embodies molecular health and wellness to help consumers enjoy their lives. And this gives agents a whole new up product to go sell. So again, I'll come back to that agent as that key constituency to whom we are seeking to address. And at the same time as we bring things to market, it has to meet the needs of the carriers. So that's a really big thing to think about when you think about FOXO.

So, how are we going to do all of this? Well, the life insurance industry again, is a huge business. And so, we basically have a kind of a three-stage program that we're executing against. The first is our insurance products platform. We are going to modernize the insurance products by embodying the technology that we're commercializing in those products. We bought our own little life insurance company that has given us the opportunity to build out the future of life insurance.

And so, we've been actively building this all out. We've been beginning to talk to distribution points. And we are getting ready to get into business. And this transaction again, gives us the capitalization to launch FOXO Life Insurance, and to demonstrate what the future of life insurance looks like. I like to say, this is a lot like demonstrating what an electric car looks like. This is our Tesla, so we're going to build our Tesla, and we're going to show everyone how great electric cars are.

Now that then leads us to our services platform. That is our ultimate goal with this company. Again, I'll stay on that model, that disruptive model, where we want to sell our underwriting technology, our chassis, sorry, our engine, our electric engines. And we want to sell that technology broadly to all of the life insurance carriers in the United States of America, as well as carriers globally. So, this is a global opportunity that we are working against whereby we want to embody life insurance with what we call our consumer engagement platform that makes – that creates us life insurance designed to keep you alive with molecular health and wellness/longevity science. And we sell this saliva based underwriting technology that simplifies this consumer underwriting journey. And that is our services platform that we are building. And that really does encompass FOXO Technologies. So real briefly, our insurance product platform, we are prepared to launch our term life insurance products.

These term life insurance products are underwritten with what's called accelerated underwriting protocols. That's important, it's reinsured by SCOR so been working with SCOR reinsurance to reinsure this product, to provide us with the underwriting engine so that we can then integrate our saliva based epigenetic biomarkers and commercialize this saliva based underwriting technology. It's also the place in which we are launching our longevity report, the FOXO longevity report. This allows us to embed longevity science inside the product. It is hugely popular amongst a whole bunch of folks who are interested in living longer, living healthier. And of course, the life insurance company is highly aligned with this on the part of their consumers.

This is what next-gen life insurance looks like. Again, ultimately saliva based underwriting, digital application, digital questionnaire with a saliva kit, accessing the product through a portal, being able to download your data, share it, opt-out, know how your data's being used, be able to participate in research that helps extend longevity science.

And then also get these insights from the FOXO longevity report, insights into rates of biological aging. We're using what's called the epigenetic clock and this was our entry point to the science. Google epigenetic clock if you are so interested, these are new measures of how we age and why we age. And it's really a foundation on longevity science itself. And then we have other epigenetic measures for consumer wellness around metabolic health, cardiovascular health, inflammation, and indulgence. This is smoking and alcohol. Again, these are the consumer facing measures of our epigenetic biomarker technology.

And then of course, we're going to connect you up to the extent you're interested in new scientific insights on what's going on in research and how you can make better choices for your own health and wellness. So this is next-gen life insurance. We've done tremendous market research on this to, and we just believe intuitively that this is the perfect product market fit for life insurance.

This is life insurance designed to keep you alive. We tested this with consumers and agents, 58% of the consumers we surveyed. We're interested in buying life insurance when bundled with longevity science, 10% of the consumers who were not in market for life insurance after hearing about longevity science, bundled with it suddenly were interested in life insurance and 80% of the agents we surveyed wanted to go sell life insurance bundled with longevity science. So this is what we know about the market, and this is really creating just a whole new reason to buy life insurance.

And here you get a sense of what life insurance is going to look like in the very near-term as part of this transaction. So this brings us to our services platform. Again, this has been our goal all along, which is to sell our saliva based underwriting technology and this consumer engagement platform. Again, life insurance designed to keep you alive. And ultimately this will be multi omic, not only epigenetic measures, but genetic measures, genetics not for underwriting, but for keeping you alive.

And here, I've got a personal story that I love to share. And that's the fact that I have a genetic mutation called MSH6 that increases high risk of colon cancer from the average 6% of us males to 26%. That means I needed to get my colonoscopy, not at age 50, but at age 30. And I need to do that often because cancer is highly treatable and survivable provided what you diagnose it early or you catch it early. And again, here's just a perfect example of how molecular health and wellness bundled inside life insurance can do a lot more for its customers. And that is our goal with FOXO Technologies.

So we're modernizing underwriting with epigenetic biomarkers. I said something I mentioned this, let me just go a little bit briefer into or deeper into this and why it's such a compelling opportunity. I mentioned that at the outset, again, agents losing 30% of their sales in a six to eight week underwriting process. This is as according to LIRA, the single biggest pain point of the industry. Now, the industry's been moving forward with what's called accelerated underwriting. That's the thing we are going to use initially with our own little life insurance company, but we think accelerated underwriting plus saliva based epigenetic biomarkers is the future of underwriting. And we think this is a really big opportunity. We know agents believe this is an opportunity. In fact, the quote here on this slide is all things being equal. The carrier that adopts saliva based underwriting in replacement for blood in urine specimens doesn't get some of the agents' business. They get all of it.

And we know this because we've been out in front of agents to know how real this is. Epigenetics versus genetics, I'll touch on that briefly. Genetics, your DNA. It's what you're born with. You got half from mom and you got half from dad and it doesn't change much throughout your lifetime. It's your fundamental instructions for you. Epigenetics is all about gene expression and gene expression changes. It's modifiable, it adapts. It adapts about based upon your decisions and your lifestyle decisions. The key thing here, the big takeaway is we're not proposing to look at or do anything different than the life insurance industry is doing today. We're just using, we're looking smaller. We're looking at molecular bits of information versus other information to underwrite for the very same risk factors today. And that's the big takeaway.

So epigenetics and you can understand the use case here is in the context of two identically – two genetically identical twins. If one smokes, eats unhealthy, doesn't exercise and the other one does exercise and eats super healthy and doesn't smoke. Those two individuals are going to have very different health outcomes and mortality profiles. That's the difference between genetics and epigenetics. Epigenetics is how do you play your instrument? The sheet music is your genetics. And so we've done the research to know that these epigenetic biomarkers are available for things like tobacco use.

So when you apply for life insurance, after they ask you, are you male or female? The next question is, do you smoke or not? Turns out epigenetic biomarkers can tell you if you smoke, can also tell you if you're a former smoker and how much you smoked. Now, that's a lot more information than the industry gets today from the urine test and testing for cotinine. And this is again, the opportunity for saliva-based epigenetic biomarkers. We’ve also looked at whether or not epigenetic biomarkers can actually segregate a cohort on relative health and wellness and we’ve done this. We’ve actually brought over 1,100 people through a simulated life insurance and look to see if their epigenetic biomarkers could correlate to those underwriting risk classes.

The point is, the science is here. It’s real. It’s now. These are some accuracies for the same impairments that life insurance companies look for today. Do you smoke? Are you obese? Do you suffer from cardiovascular disease? Are you metabolically healthy? Do you use alcohol or drug abuse? And here, again, I’m putting on the slide for the accuracy measurements that we have from saliva-based epigenetic biomarkers in our own research, we have made broad patent applications for this science is trade secret.

It’s – we have not received the patents, but it’s also very highly trade secret information. And we’ve licensed from UCLA, the primary epigenetic clock technology discovered by Dr. Steve Horvath, who’s considered the father of the epigenetic clock exclusively for the life insurance. And these are new measures on how we age and why we age and are very relevant to all cause mortality.

So we know the science works. So now we’re in this process of refining it. We’ve got some incredible R&D underway. The one I’ll mention on the top is the physician’s health study. This is with Harvard, it’s a 30-year longitudinal study. We have just completed doing the epigenetic profiles on over 11,340 individuals whose blood was collected 15 years ago. Harvard’s been following these people for over 30 years, there’s over 2,000 locality events here.

We’ve got information on who got a heart attack, who got a stroke and we’re now looking at these epigenetic biomarkers with machine learning to see how predictive they are on the health outcomes. We’ve got a number of other studies underway, needless to say, this is very exciting stuff. And we at FOXO are the ones who are looking most deeply at these individual predictive – individually predictive biomarkers for – at our use case life insurance underwriting.

Dr. Brian Chen is our lead investigator on this and organizing all this amazing research with the scientific advisory board who is best in class. So how we’re going to use this in underwriting? Well, we’re going to displace this – the medical underwriting and accelerated underwriting. There’s a sweet spot, where agents sell most of the business. This is where we think our technology will apply.

And instead of going over weeks to get your life insurance, it’ll be spit, answer some questions and spit, and you’ll get your policy and you’ll be underwritten. The carriers want to be sure that the underwriting information is cost effective. And so they use, what’s call the protective value analysis, we’re working with those carriers. We’re discussing this protective value analysis. And what this really is a question of is how much does it cost to get this epigenetic biomarker information and how much will I save in future claims? And that’s the protective value that the information provides. Needless to say, we think we’ve got a great opportunity here and we’re modeling charging carriers $333 to get epigenetic biomarker information. And they can more than offset that cost and the future claims that they will save with this information.

So our business model is we’ve been preparing, we’ve want, we’ve raised including the $22.5 million, roughly 60 some odd – $65 million-odd is kind of roughly what we’ve raised to commercialize ourselves today. We’ve been preparing, we’ve been building all of the machinery behind the company and we’re preparing with the close of this transaction to launch our products on our insurance products platform. And that serves as a workbench for our services platform. So I’m not quite sure where we’re at with time Joe, but I’m happy to pause here and take some questions and do whatever you’d like.

<<Joe Diaz, Analyst, Lytham Partners>>

Thank you, John. That’s a very good overview. And I think it leads us into some interesting questions here. As it relates to the transaction with Delwinds. Can you give us a very brief overview? And when do you expect FOXO to commence trading on the New York Stock Exchange?

<<Jon Sabes, President and Chief Executive Officer>>

Yeah. So we just announced and signed our definitive agreement. You can find that announcement on foxotechnologies.com website along with this deck as well as at Delwinds trading DWIN, we’re going to file our S-4 here very, very shortly. We’re just finishing up the work with our auditors to get that approved. Of course, we’ll go through SEC review. I expect us to be completed and finalized by June. And at that point DWIN, D-W-I-N, will be retickered FOXO, probably the coolest ticker on the New York Stock Exchange. And we’ll start trading and we’ve got enough capital committed to us. And like I said, there’s no capital commitments that are going to prevent this from closing. So this is – this deal is going to close. FOXO is going to become a publicly traded company.

<<Joe Diaz, Analyst, Lytham Partners>>

You’ve given us a really good overview on epigenetic technology, how it’s going to work, how it may very well disrupt the insurance industry. But I’m fascinated by the personal use of it. You mentioned the two twins, one of which did everything right, and the other one, the bad twin, we’ll call them just for the sake of expediency here. It does that twin have the possibility of changing his epigenetic profile down the road.

<<Jon Sabes, President and Chief Executive Officer>>

So great question. The good twin and bad twin, I like that one. I’ll use that in future presentations. Look, it’s never too late. But the sooner we make better choices – begin making better choices for ourselves the better. I heard a great a quote the other day from Peter Attia, if anyone out there follows Peter’s work and health and wellness. And he made a quote that you can’t go into you’re – you can’t be average by age 50, so you’ve got to start earlier. You want to come into age 50, cooking with some heat. So, what I would tell that DWIN is start making better choices sooner, our choices have a compounding effect. I know we’ve all probably have that example. Someone told us back of the day, if you just put three pennies or whatever it was, and your piggy jar every day at age, starting at age seven, you’d have a gazillion dollars by the time you’re 50, of course, none of us do this. But the same, the same thing applies here with our health. Our choices we make early and the extent we make them earlier, and we make them often, they have a compounding effect on our longevity, and that’s the key takeaway there.

<<Joe Diaz, Analyst, Lytham Partners>>

Okay. Going back to the insurance industry and the underwriting process, how long does it take to get saliva-based epigenetic results? When you go ahead and take the test for the express region of getting insurance. How long does it take versus the blood urine outside lab type process that we’ve used for decades?

<<Jon Sabes, President and Chief Executive Officer>>

Yeah. Great question. The saliva process is, I don’t know if anyone’s done, ancestry type testing, but probably the longest part of what will take is sort of the FedEx and the wet lab processing, but basically within a week, right? So, you spit in the tube, you put it in the FedEx, it shows up at the wet lab, they process it in a couple of days. And then within that, it’s just a matter of doing the data analysis and getting that information. Compare that to getting an appointment scheduled with a Pyramid to come over in your house or in your office, poke you with a syringe, getting that reschedule three or four different times and not having to eat. And this is just a very invasive time consuming, horrible experience. And so again, we think this is a big deal. We’ve been in front of hundreds, if not thousands of insurance agents talking about this. And when we present this to agents, they literally jump out of the chair and go, it’s too good to be true.

<<Joe Diaz, Analyst, Lytham Partners>>

Now in terms of that information who owns it, does the insurance company own it? Do you, or I own it? Who owns and controls that information?

<<Jon Sabes, President and Chief Executive Officer>>

Sure. Your information is your information. And so your epigenetic data will be the consumer’s epigenetic data. It is now not our data, it’s our data for use in underwriting, but it is the consumer’s data. And that’s always the consumer’s data. This goes back to that core value slide on being transparent about what data we are getting and how we are using it? And ensuring that the data isn’t being used unfairly to discriminate. Now, life insurance underwriting is a discriminating process. We’re trying to discriminate between who smokes tobacco? Who chooses to smoke and who doesn’t? Because non-smokers, don’t want to pay for people who want to smoke. And so we’re using data, but we’re doing that data. And we’re looking for the very same factors that the life insurance industry is using today. We’re just using a different technology to do that.

The one thing, last thing I’ll mention on that is within our consumer portal, and this is Erin Sharoni’s passion, she’s insured this, you will be able to both download your epigenetic data if you’d so choose, you’d be able to see how that data is being shared with, say, other researchers at Harvard or other leading research you can opt out that data from being shared or whatever, but it is your data. And that is critical to the consumer experience. When we’re talking about very sensitive data.

<<Joe Diaz, Analyst, Lytham Partners>>

With regards to FOXO-gallons, will you seek to become a large insurer, large insurance company, or will you be looking to work with all of the existing providers out there or all of the above?

<<Jon Sabes, President and Chief Executive Officer>>

Yeah. Great question. I like to, I never wanted to be a prime – what I call a primary insurance company. It was been never our goal to be “an insurance company”, but I’ll tell you decided to buy our own little insurance company was the greatest decision we made, because that gave us the work bench. As I like to call it, to build all of this operating infrastructure that’s necessary to service the greater industry. So, what we’re modeling and we talk about this is MGA, a managing general agency, and we’ve been talking to carriers, and now that we’re building all of this operating infrastructure, we’re going to look to work with carriers first on a MGA basis on a managing general agency basis, where we’re the distributor of this longevity science enabled life insurance. And then we can embed our underwriting technology into those products.

And then we look to sell that same technology to the broader industry, both domestically and globally. Remember the global life insurance industry is about half. If you look at the total global life insurance industry, the U.S. represents about half for a little less than half of the total global industry. And we’ve talked to international carriers who, again, are very, very interested in this technology because they don’t have some of the infrastructure that we have in the United States to get blood to access medical records. And so we think there’s a tremendous opportunity in global markets to sell again mortality-based insurance products, when you can get the saliva and get a very good bead if you will, on a mortality profile.

<<Joe Diaz, Analyst, Lytham Partners>>

Jon, very, very exciting, compelling stuff. We’re going to have to leave it there. We really look forward to the next handful of years out and see what FOXO becomes, but there’s no question that there’s great disruptive opportunities in a huge, huge industries, and we wish you the best going forward. So, thank you for spending some time with us, and giving us a good overview of what you’re working on. We certainly do appreciate it to anyone out there that has not already signed up for a one-on-one meeting with Jon. Again, please visit Lytham Partners’ website at lythampartners.com/virtual and click on the one-on-one meeting request button.

Jon, thanks again. And we hope you all enjoy the conference and have a great day. Thank you.